Registration No. 333 - 167881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________________________________

HYTHIAM, INC.
(Exact name of registrant as specified in its charter)

Delaware	8090	88-0464853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glenn D. Smith, Esq.
Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, CA 90067
(310) 788-1000

Approximate date of commencement of proposed sale to the public: This post-effective amendment deregisters those securities that remain unsold hereunder as of the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(d) under the Securities Act of 1933.

DEREGISTRATION OF SECURITIES

On June 30, 2010, Hythiam, Inc. filed a registration statement on Form S-1 (No. 333-167881) (the “Registration Statement”), which was amended by a post-effective amendment dated July 1, 2010, to register and additional 3,400,000 shares of its common stock and warrants to acquire 2,550,000 shares of its common stock (and the shares of common stock issuable upon exercise of such warrants) for sale on a delayed or continuous basis through August 15, 2010 (the “Securities”).  The Registration Statement was filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to register additional Securities registered pursuant to a registration statement filed on Form S-1 (No. 333-166289) (the “Base Registration Statement”), which was declared effective on June 28, 2010. The Registration Statement was effective upon filing.

Hythiam registered an aggregate of 20,400,000 shares of common stock and warrants to acquire 15,300,000 shares of common stock (and the shares of common stock issuable upon exercise of such warrants) pursuant to the Registration Statement and the Base Registration statement.  Hythiam sold an aggregate of 10,000,000 shares of common stock and warrants to acquire 7,500,000 shares registered under the Base Registration Statement.

In accordance with the undertaking contained in the Registration Statement pursuant to item 512(a)(3) of Regulation S-K, Hythiam respectfully requests that the Commission remove from registration a total of 3,400,000 shares of common stock and warrants to acquire 2,550,000 shares of common stock (and the shares of common stock issuable upon exercise of such warrants) that were unsold under the Registration Statement. Hythiam is requesting the removal from registration of these Securities as its offering of such Securities terminated on August 15, 2010.

Accordingly, Hythiam hereby deregisters 3,400,000 shares of its common stock and warrants to acquire 2,550,000 shares of its common stock (and the shares of common stock issuable upon exercise of such warrants) registered pursuant to the Registration Statement which were unsold thereunder.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 20th day of September, 2010.

HYTHIAM, INC.

By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ TERREN S. PEIZER	Chairman of the Board of Directors and	September 20, 2010
	Terren S. Peizer	Chief Executive Office
(Principal Executive Officer)

	/s/ PETER DONATO	Chief Financial Officer ( Principal	September 20, 2010
	Peter Donato	Financial and Accounting Officer )

	/s/ RICHARD A. ANDERSON	President, Chief Operating Officer	September 20, 2010
	Richard A. Anderson	and Director

	/s/ *	Director	September 20, 2010
Jay A. Wolf

	/s/ *	Director	September 20, 2010
Marc G. Cummins

	/s/ *	Director	September 20, 2010
Andrea Grubb Barthwell, M.D.

* By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Attorney-in-fact